

06016993

SEC File No. 82-34725



SUPPL

AGRICORE UNITED GRENFELL ELEVATOR INCREASES GRAIN-HANDLING CAPACITY

September 15, 2006 (Grenfell, SK) - Agricore United is doubling its storage capacity at its Grenfell, Saskatchewan High Throughput Elevator (HTP) to meet increasing grain storage and handling needs and provide greater shipping opportunities for customers.

Agricore United is adding two storage bins totalling 13,500 tonnes capacity to its current 14,700 tonne capacity at the site, increasing overall storage to 28,200 tonnes, says Andy Ramstad, General Manager of Operations for the elevator. The added storage capacity, which will be high throughput design inside and out, will allow the facility to continue market growth in the Grenfell and surrounding area.

The new facilities will be ready for business in time for the 2007 harvest. This means Agricore United will be able to book more grain and oilseeds for delivery to the elevator and save growers from piling their grain for temporary storage, reducing the risk of contamination and spoilage. Ramstad says increasing storage will allow the company to keep more grain and oilseeds at the facility, which will increase grain shipping efficiency, help target new end-use market opportunities and better serve current end-use customers.

"Our expansion will benefit our customers by opening up more space to handle harvest grain flow, moving their crops to market more efficiently," says Ramstad. "The additional storage capacity will enhance our ability to load consecutive 56 car unit trains." This is the first expansion to take place at Grenfell since its official opening in August 2000.

Agricore United's Grenfell HTP offers product storage, handling and shipping services for grower customers. The Grenfell site provides services to growers in the Qu'Appelle Valley region as far north as Lemberg, east to Whitewood, west to Indian Head and south to Stoughton.

Agricore United is one of Canada's leading agri-businesses with headquarters in Winnipeg, Manitoba and extensive operations and distribution capabilities across western Canada, as well as operations in the United States and Japan. Agricore United uses its technology, services and logistics expertise to leverage its network of facilities and connect agricultural customers to domestic and international customers and suppliers. The company's operations are diversified into sales of crop inputs and services, grain merchandising, livestock production services and financial services. Agricore United's common shares are traded on the Toronto Stock Exchange under the symbol "AU".

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For more information, contact:
Radean Carter
Communications Coordinator
Agricore United
(204) 944-2238
rcarter@agricoreunited.com

Andy Ramstad
General Manager Operations
Agricore United Grenfell
(306) 697-3209
aramstad@agricoreunited.com